UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

Cardtronics plc
(Name of Issuer)

Ordinary Shares, nominal value $0.01 per share
(Title of Class of Securities)

G1991C105
(CUSIP Number)

Michael D. Pinnisi Hudson Executive Capital LP 570 Lexington Avenue, 35th Floor New York, NY 10022
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to: Richard M. Brand Andrew P. Alin Cadwalader, Wickersham & Taft LLP 200 Liberty Street New York, NY 10281 (212) 504-6000

April 27, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G1991C105	SCHEDULE 13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS

Hudson Executive Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,903,835

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,903,835

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,903,835

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.2%[1]

14	TYPE OF REPORTING PERSON
PN, IA

1 The percentage calculations herein are based upon an aggregate of 45,920,908 ordinary shares, nominal value $0.01 per share, of Cardtronics plc, outstanding as of March 21, 2018, as reported in Cardtronics plc’s proxy statement on Schedule 14A filed with the SEC on April 2, 2018.

CUSIP No. G1991C105	SCHEDULE 13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS

HEC Management GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,903,835

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,903,835

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,903,835

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.2%[2]

14	TYPE OF REPORTING PERSON
OO

2 The percentage calculations herein are based upon an aggregate of 45,920,908 ordinary shares, nominal value $0.01 per share, of Cardtronics plc, outstanding as of March 21, 2018, as reported in Cardtronics plc’s proxy statement on Schedule 14A filed with the SEC on April 2, 2018.

CUSIP No. G1991C105	SCHEDULE 13D	Page 4 of 7 Pages

1	NAME OF REPORTING PERSONS

Douglas L. Braunstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐
ITEM 2(D) OR 2(E)
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,903,835

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,903,835

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,903,835

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.2%[3]

14	TYPE OF REPORTING PERSON
IN

3 The percentage calculations herein are based upon an aggregate of 45,920,908 ordinary shares, nominal value $0.01 per share, of Cardtronics plc, outstanding as of March 21, 2018, as reported in Cardtronics plc’s proxy statement on Schedule 14A filed with the SEC on April 2, 2018.

CUSIP No. G1991C105	SCHEDULE 13D	Page 5 of 7 Pages

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) relates to the Schedule 13D filed on January 31, 2018 (the “Initial 13D” and, as amended and supplemented through the date of this Amendment No. 2, collectively, the “Schedule 13D”) by the Reporting Persons relating to the ordinary shares, nominal value $0.01 per share (the “Shares”), of Cardtronics plc, a company organized under the laws of England and Wales (the “Issuer”).  Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings set forth in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. Except as specifically amended by this Amendment No. 2, the Schedule 13D is unchanged.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

As of the date hereof, the Reporting Persons are deemed to beneficially own the Subject Shares as detailed in Item 5. The aggregate purchase price for the Subject Shares is approximately $177,833,785.

The source of funding for the transactions pursuant to which the Reporting Persons obtained beneficial ownership of the Subject Shares was derived from the respective capital of the HEC Funds.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) and (b) The Reporting Persons beneficially own an aggregate of 7,903,835 Shares (the “Subject Shares”). The Subject Shares represent approximately 17.2% of the issued and outstanding Shares based on an aggregate of 45,920,908 Shares outstanding as of March 21, 2018, as reported in the Issuer’s proxy statement on Schedule 14A filed with the SEC on April 2, 2018.

Hudson Executive, as the investment adviser to the HEC Funds, may be deemed to share power to vote or direct the vote of (and share power to dispose or direct the disposition of) the Subject Shares.

Management GP, as the general partner of Hudson Executive, may be deemed to share power to vote or direct the vote of (and share power to dispose or direct the disposition of) the Subject Shares.

By virtue of his role with respect to Hudson Executive and Management GP, Mr. Braunstein may be deemed to share power to vote or direct the vote of (and share power to dispose or direct the disposition of) the Subject Shares and, therefore, each of Mr. Braunstein, Management GP and Hudson Executive may be deemed to be a beneficial owner of the Subject Shares.

(c) All transactions in the Shares effected during the past 60 days on behalf of an HEC Fund over which the Reporting Persons have investment discretion are set forth in Exhibit 3 and Exhibit 4 attached hereto and incorporated herein by reference.

(d) The HEC Funds have the right to receive dividends from, and the proceeds from the sale of, the Subject Shares. No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares.

(e) Not applicable.

CUSIP No. G1991C105	SCHEDULE 13D	Page 6 of 7 Pages

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	Joint Filing Agreement of the Reporting Persons*
Exhibit 2	Schedule of transactions effected during the last 60 days*
Exhibit 3	Schedule of transactions effected during the last 60 days*
Exhibit 4	Schedule of transactions effected during the last 60 days

* Previously Filed

CUSIP No. G1991C105	SCHEDULE 13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 30, 2018

HUDSON EXECUTIVE CAPITAL LP By: HEC Management GP, LLC, its general partner

By:	/s/ Douglas L. Braunstein
Name: Douglas L. Braunstein
Title: Managing Member

HEC MANAGEMENT GP, LLC

By:	/s/ Douglas L. Braunstein
Name: Douglas L. Braunstein
Title: Managing Member

DOUGLAS L. BRAUNSTEIN

By:	/s/ Douglas L. Braunstein
Douglas L. Braunstein